FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of March, 2003
Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                11800 Mexico D.F.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F...X...  Form 40-F.......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes .......     No...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

[ICA LOGO]                                                         PRESS RELEASE
--------------------------------------------------------------------------------


For more information contact:

Dr. Jose Luis Guerrero
(5255) 5272-9991 x2060                                  in the United States:
jose.guerrero@ica.com.mx                                Zemi Communications

Lic. Paloma Grediaga                                    Daniel Wilson
(5255) 5272-9991 x3470                                  (212) 689-9560
paloma.grediaga@ica.com.mx                              d.b.m.wilson@zemi.com


                    ICA REPORTS UNAUDITED FOURTH QUARTER AND
                             FULL YEAR 2002 RESULTS
                             ----------------------


Mexico City, February 27, 2003 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the fourth quarter of 2002. ICA recorded fourth quarter revenue of Ps. 2,061 million and an operating profit of Ps. 27 million.

ICA noted the following highlights:

o ICA's consolidated backlog at year-end year was Ps. 5,489 million, equivalent to 11 months of work at fourth quarter levels.

o New contracts and contract extensions for Ps. 4,248 million were obtained during the fourth quarter.

o Total debt as of the end of 2002 fell Ps. 821 million, or 14 percent, compared to the end of 2001. Debt fell Ps. 316 million compared to the third quarter of 2002.

o ICA incurred long-term debt of Ps. 1,270 million during the quarter, of which Ps. 452 million was used to refinance short-term debt, and the balance was used to repurchase the convertible bond and for general corporate purposes.

o US$ 70.6 million face value of ICA's convertible bond due 2004 was cancelled during the quarter. During the year a total of US$ 73.4 million face value were repurchased and cancelled.

o Divestment of non-strategic assets was Ps. 580 million in the fourth quarter and Ps. 1,542 million for the full year.


o General and administrative expense fell 37 percent in the fourth quarter, compared to the same period of 2001, excluding restructuring charges in the prior year period.

CONSOLIDATED RESULTS
--------------------

Fourth Quarter 2002

   (Ps. million)                       4Q2001          4Q2002         Change (%)
--------------------------------------------------------------------------------
Revenues                                2,758            2,061          (25)
Operating profit                        (923)             27            n.m.
  Operating margin                      n.m.             1.3%
EBITDA                                  (172)             154           n.m.
  EBITDA margin                         n.m.             7.5%
Net income (loss)                      (4,261)           (297)          n.m.
of majority interest
Earnings per share (Ps.)               (6.86)           (0.48)          n.m.
         n.m. = not meaningful

ICA recorded fourth quarter revenue of Ps. 2,061 million, 25 percent below the fourth quarter 2001 level. The overall reduction in revenue reflects the lower level of work performed by Civil Construction, as a result of delays in the bidding for suitable projects, as well as the low levels of infrastructure investment by both the public and private sectors. During the fourth quarter, revenues from projects in Mexico represented 66 percent of total revenue, while revenue in foreign currency, principally in dollars, accounted for 67 percent of total revenue.

Cost of sales during the quarter was Ps. 1,816 million, 44 percent below the Ps. 3,233 million registered during the same period of last year. During the quarter, the company recorded an additional provision of US $ 1.12 million for contract penalties with the client on the Puerto Rico Coliseum, in San Juan, as a result of delays in the completion of the project. To date, the total provision has been US$ 15 million. Given that a part of the delay resulted from client change orders, ICA has been negotiating with the client. However, no agreement has yet been reached.

General and administrative expenses in the fourth quarter of 2002 decreased 51 percent to Ps. 218 million, from Ps. 448 million in the same period of 2001. The fourth quarter 2001 level included a Ps. 100 million reserve for corporate restructuring expenses; excluding the restructuring expense, the reduction in expenses was 37 percent.

Operating income in the fourth quarter of 2002 was Ps. 27 million, compared to a loss of Ps. 923 million during the same quarter of 2001.

EBITDA generated in the fourth quarter of 2002 was Ps. 154 million, equivalent to a margin of 7.5 percent. EBITDA is calculated as operating earnings plus depreciation and amortization expense.

The integral financing cost in the fourth quarter of 2002 was Ps. 54 million, compared to Ps. 129 million recorded in the fourth quarter of last year, and consisted of the following:


   (Ps. Million)                        4Q2001                 4Q2002
---------------------------------------------------------------------
Interest (Income)                        (116)                  (59)
Interest Expense                          260                    185
Exchange (Gain) Loss                       0                     (6)
Monetary (Gain)                          (15)                   (65)
---------------------------------------------------------------------
Integral Financing Cost                   129                    54

The reduction in integral financing cost resulted principally from a lower level of debt. Included in interest expense for the 2002 period is Ps. 45 million of financial costs for non-bank debt. This increased the weighted average interest rate to 14.2 percent, compared to 9.7 percent during the fourth quarter of 2001.

Other Financial Operations recorded a loss of Ps. 23 million during the fourth quarter, which reflected the net effect of gains generated from the discounted repurchase of the convertible bond, the sale of the Bellas Artes parking garage and the Veracruz grain terminal, and the loss on the sale of the Cabo del Sol development on Baja California. The result also includes employee severance payments of Ps. 52 million.

The tax provision in the fourth quarter of 2002 was Ps. 254 million, made up a Ps. 240 million increase in the reserve for asset tax credits and Ps. 14 million for income tax. This reserve reflects the judgment that Ps. 240 million of the asset tax credits generated in prior years may not be able to be applied to reduce future income tax obligations. The total amount of asset taxes creditable was Ps. 1,896 million, and the total reserve was Ps. 938 million as of December 31, 2002.

ICA recorded a fourth quarter profit of Ps. 8 million from its participation in unconsolidated affiliates, including its participation in the Caruachi hydroelectric project in Venezuela, in the Central North Airport Group (through its operating company SETA), and the environmental services company CIMA.

ICA recorded a net loss of majority interest of Ps. 297 million in the fourth quarter of 2002, equivalent to a loss of Ps. 0.48 per share (US$ 0.28 per ADS) based on 621.56 million weighted average shares outstanding. This compares with a net loss of majority interest of Ps. 4,182 million, or Ps. 6.86 per share (US$
3.96 per ADS) recorded in the fourth quarter of 2001, based on a weighted average of 621.56 million shares outstanding.

SEGMENT RESULTS
---------------

Segment results are shown in the following table:

   (Ps. million)                      4Q2001          4Q2002         Change (%)
--------------------------------------------------------------------------------
Civil Construction
    Revenues                           504              283             (44)
    Operating Profit                  (788)            (77)             n.m.
Industrial Construction
    Revenues                          1,315             879             (33)
    Operating Profit                   58               50              (14)
CPC-Rodio
    Revenues                           428              402             (6)
    Operating Profit                  (58)             (60)             n.m.
Other Segments
    Revenues                           513              497             (3)
    Operating Profit                  (135)             115             n.m.
         n.m. = not meaningful

The projects that contributed most to construction revenues were: the San Juan Metro and Puerto Rico Coliseum, both in San Juan, Puerto Rico, and the Santa Martha Acatitla prison in Mexico City (Civil Construction); the Altamira III and IV power plants, the Mexicali power plant, and the Cadereyta and Poza Rica Pemex projects (Industrial Construction); and Rodio's projects in Portugal and Spain (CPC-Rodio).

Civil Construction revenues fell primarily as a result of the reduction in the government's infrastructure investment budget, lower levels of private sector construction spending, delays in the bidding for suitable projects, and the subdivision of public works into multiple, smaller contracts which have lower estimated profitability.

Operating loss in the segment is in part due to the contract penalties for the Coliseum of Puerto Rico project, as previously described.

Industrial Construction revenue decreased because of the mix of projects in backlog. While some projects are being completed, most are recent contracted and as a result will contribute to revenue in future periods. The operating margin of 5.7 percent reflects the mix of projects.

CPC-Rodio's results during the quarter primarily reflect the conclusion of CPC projects in Argentina, costs for reducing operations, as well as the difficult economic and operating conditions in that country. These results are not completely offset by the good performance of Rodio, which registered sales of Ps. 384 million during the quarter.

                                                      Operating     Operating
   (Ps. Million)                      Revenues (%)     Result        Margin
--------------------------------------------------------------------------------
Total Other Segments
    Real Estate and Housing               285            27            9.5
    Infrastructure Operations             179            91            50.9
    Alsur                                 34            (3)           (9.5)
--------------------------------------------------------------------------------

Other Segments accounted for 24 percent of total revenue during the quarter. Real Estate and Housing revenue increased as a result of the sale of land in Queretaro and Cancun. Housing registered significant progress in pursuit of its objectives, with Ps. 172 million from sales of moderate income housing alone, and generated an operating profit of Ps. 8 million. Infrastructure Operations results include the sale of land from the Corredor Sur, as well as the operation of the Acapulco Tunnel, the Corredor Sur, and the parking garages. In October 2002, ICA ceased operating the Caracas-La Guaira highway as a result of the arbitration process which ICA began against the Venezuelan authorities because of repeated breaches in the concession contract. Alsur registered a decrease in activity due to the sale of the Veracruz grain terminal, as well as delays in harvests and poor weather.

Full Year 2002 Results

   (Ps. million)                        FY2001          FY2002        Change (%)
--------------------------------------------------------------------------------
Revenues                                9,823            7,984         (19)
Operating profit                        (778)             149          n.m.
  Operating margin                      n.m.             1.9%
EBITDA                                   437              559           28
  EBITDA margin                         4.5%             7.0%
Net income (loss)                      (4,491)          (1,323)        n.m.
of majority interest
Earnings per share (Ps.)               (7.23)           (2.13)
         n.m. = not meaningful

For the full year, ICA generated an operating profit of Ps. 149 million, with an operating margin of 1.9 percent, despite the 19 percent reduction in revenue. EBITDA was Ps. 559 million for the year, with an EBITDA margin of 7.0 percent. The net loss for the year was Ps. 1,323 million. The principal factors in the loss were financial expense (Ps. 436 million), severance expense (Ps. 114 million), and the tax provision (Ps. 564 million). The asset tax provision reflects the fact that the asset tax (IMPAC) is calculated based on asset levels four years before the date of the calculation, and is based on a tax-payer's election under the provisions the Asset Tax Law.

CONSTRUCTION BACKLOG
--------------------
                                                                      Months
                                                                    Construction
                                                   Ps. Million       Equivalent*
--------------------------------------------------------------------------------
Balance, 9/30/2002                                    2,805              5
    New contracts and contract enlargements           4,248              8
    Work executed                                     1,564              3
--------------------------------------------------------------------------------
Balance, 12/31/2002                                   5,489             11
--------------------------------------------------------------------------------

Non Consolidated Backlog **                            515               1
--------------------------------------------------------------------------------
Global Backlog                                        6,004             12
--------------------------------------------------------------------------------

*    Months of work based on the volume of work executed in the fourth quarter.
** Non Consolidated Backlog represents ICA's proportion of the work of unconsolidated affiliates.

ICA's backlog as of December 31, 2002 increased by Ps. 2,684 million, or 96 percent, compared to the third quarter of 2002. New projects included in backlog are: IPP La Laguna for Iberdrola, the Reynosa Cryogenic Plant for Pemex, the Chiapas Bridge for the Ministry of Communications and Transport (SCT), new Rodio contracts in Spain and Portugal, the Santa Martha Acatitla prison for the Government of Mexico City, and buildings in Reynosa for Pemex, among others.

During the fourth quarter, the Company signed a new agreement with the SCT to complete the Chiapas Bridge. The agreement includes changes in design and engineering and has a contract value of Ps. 393 million, which will permit the completion of this important infrastructure project.

At the end of the fourth quarter, projects in Mexico represented 87 percent of the total backlog, and private sector clients represented 53 percent of the total.

BALANCE SHEET

    (Ps. million; end of period)              4Q2001       4Q2002    Change (%)
-------------------------------------------------------------------------------
Current assets                                9,661        6,701       (31)
    Of which: Cash and cash equivalents       3,659        2,888       (21)
Long term investments                         5,577        4,783       (14)
Property, plant and equipment                 2,282        1,323       (42)
Other longer term assets                      1,091        1,355        24
------------------------                      -----
Total assets                                 18,611       14,162       (24)

Current liabilities                           8,941        6,064       (33)
Long term liabilities                         4,283        4,254        (1)
Shareholders equity                           5,387        3,845       (28)
-------------------                           -----        -----
Total liabilities and equity                 18,611       14,162       (24)

As of December 31, 2002, ICA had cash and equivalents of Ps. 2,888 million, a reduction of Ps. 771 million compared to the Ps. 3,659 million in the same period of 2001. Of this, 68 percent is in ICA's subsidiaries ICA Fluor Daniel and Rodio, and 28 percent of the total reflects client advances. Payment of dividends by these subsidiaries requires the approval of ICA's joint-venture partners.

Accounts receivable were Ps. 1,743 million at the end of 2002, 23 percent below the Ps. 2,272 million at the end of 2001, as a result of significant improvements in the processes of estimating, billing, and collections, as well as the reduction in work volumes. The improvement in processes also contributed to the reduction in other accounts receivable of 68 percent, from Ps. 1,919 million at the end of 2001 to Ps. 606 million at the close of 2002.

The 14 percent reduction in long term assets resulted from the divestment of subsidiaries and long term non strategic assets, primarily the Punta Langosta cruise ship terminal, the Guadalajara Business Center, the Bellas Artes parking garage, and ICA's shareholding in Cabo del Sol.

Property, plant and equipment fell 42 percent during the year. Despite the reduction, ICA believes it has ample capacity undertake large-scale projects that the market could offer.

Divestments

During the fourth quarter of 2002, ICA carried out divestments of Ps. 580 million, which primarily reflects the sale of machinery, ICA's stake in Cabo del Sol, the Veracruz grain terminal, and the Bellas Artes parking garage. During 2002, ICA divested Ps. 1,542 million, and used the proceeds to repay debt and for working capital.




Debt

Total debt as of December 31, 2002 was Ps. 5,061 million, a reduction of Ps. 821 million, or 14 percent, compared to the same period of 2001.

(Ps. million)                                4Q2001              4Q2002
--------------------------------------------------------------------------------
Short Term Debt                              1,950               1,123
Long Term Debt                               3,931               3,938
--------------------------------------------------------------------------------
Total Debt                                   5,881               5,061
% of Debt in foreign currency                 59%                 46%

As of December 31, 2002, 22 percent of ICA's debt matures in less than one year; 24 percent is securities debt; and 46 percent is denominated in foreign currency, principally dollars. The latter fell as a result of the refinancing in pesos of debt denominated in dollars.

During the quarter, ICA repurchased and cancelled US$ 70.6 million of the convertible bond due in 2004, using funds from the refinancing of Ps. 1,180 million announced in December. US$ 73.6 million were repurchased, and US$ 73.4 million were canceled during the year.

During the fourth quarter, short-term debt of Ps. 445 million was refinanced to long-term debt.

Liquidity and Financial Ratios

The current ratio as of the end of the fourth quarter of 2002 was 1.11, compared to 1.08 in the same period of 2001; and the interest coverage ratio (EBITDA/interest expense) was 1.22, compared to (1.19) in the same period of 2001. ICA's leverage ratio (total debt/equity) was 1.32 in the fourth quarter, compared to 1.09 in the same period of 2001.

CONFERENCE CALL INVITATION
--------------------------

ICA invites you to participate in a conference call on Friday, February 28th at 9:00 a.m. (EST). In order to participate, please call (719) 457-2679, 5 to 10 minutes before the scheduled time. The reference code is 452880. A taped replay will be available until midnight on March 7th by calling (719) 457-0820.

Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of December 31, 2002 purchasing power. The exchange rate used for the conversion of amounts at December 31, 2002 was Ps. 10.38 per US dollar.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

                               Three Tables Follow

                                            (Millions of Constant Pesos)
                                                   Three Months Ended                    Twelve Months Ended
Income Statement                                      December 31                            December 31

----------------------------------------------------------------------------------------------------------------------
                                            4Q-01        4Q-02     US Million      2001          2002      US Million
                                            -----        -----     ----------      ----          ----      ----------
Net Sales                                Ps. 2,758    Ps.$2,061    US$   199    Ps. 9,823    Ps.$7,984     US$   769
Cost of Sales                                3,233        1,816          175        9,152        6,865           661
Gross Profit                                  (475)         245           24          671        1,119           108
SG&A Expenses                                  448          218           21        1,449          969            93
---------------------------------------  ----------   ----------   ----------   ----------   ----------    ----------
Operating Income                              (923)          27            3         (778)         149            14
     Interest (Income)                        (116)         (59)          18         (414)        (166)           55
     Interest Expense                          260          185           (6)       1,017          572           (16)
     Loss (Gain) in Foreign Exchange            (0)          (6)          (1)         (19)         155            15
     Loss (Gain) in Monetary Position          (15)         (65)          (6)         (71)        (125)          (12)
---------------------------------------  ----------   ----------   ----------   ----------   ----------    ----------
Total Financing (Gain) Cost                    129           54            5          513          436            42
Income After Financing (Gain) Cost          (1,052)         (27)          (3)      (1,292)        (286)          (28)
Other (Income) Loss Net                      3,039           23            2        3,023          217            21
Income Before Taxes and
     Employees' Profit Sharing              (4,091)         (49)          (5)      (4,315)        (503)          (48)
Reserve for Taxes and
     Employees' Profit Sharing                  97          254           25          194          564            54
---------------------------------------  ----------   ----------   ----------   ----------   ----------    ----------
Net Income (Loss) After Taxes and
     Employees' Profit Sharing              (4,188)   -    (304)         (29)      (4,509)      (1,067)         (103)
Share in Net Income (Loss) of
     Unconsolidated Affiliates                  16           (8)          (1)         (56)        (126)          (12)
---------------------------------------  ----------   ----------   ----------   ----------   ----------    ----------
Income (Loss) in Discontinued
     Operations                                (64)          (7)          (1)        (261)           -             -
Net Consolidated Income (Loss)              (4,236)        (320)         (31)      (4,303)      (1,193)         (115)
Net Income (Loss) of Minority Interest          25          (22)          (2)         188          130            13
---------------------------------------  ----------   ----------   ----------   ----------   ----------    ----------
Net Income (Loss) of Majority Interest      (4,261)        (297)         (29)      (4,491)      (1,323)         (127)

EBITDA                                        (172)         154           15          437          559            54
=======================================  ==========   ==========   ==========   ==========   ==========    ==========

Earnings Per Share:
Primary:  weighted average shares           621.56       621.56                    621.56       621.56
     (millions)
EPS                                          (6.86) -3.96 (0.48)   US$ -0.28        (7.23) -4.18 (2.13)        -0.71
Fully diluted:  weighted average                                                   659.14       659.14
     shares (millions)                      662.39       659.14
EPS                                          (6.43) -3.72 (0.45)   US$ -0.26        (6.81) -3.94 (2.01)        -0.06




                                              (Millions of Constant Pesos)           (Millions of Constant Pesos)
Operating Results by Segment                       Three Months Ended                    Twelve Months ended
(Unaudited)                                           December 31                            December 31
----------------------------------------------------------------------------------------------------------------------
                                            IV-01        IV-02     US Million      2001          2002      US Million
                                            -----        -----     ----------      ----          ----      ----------

Net Sales                                Ps. 2,758    Ps.$2,061    US$   199    Ps. 9,823    Ps.$7,981     US$   769

     Civil Construction                        504          283           27        2,306          937            90
     Industrial Construction                 1,315          879           85        3,963        3,812           367
     CPC-RODIO                                 428          402           39        1,735        1,553           150
---------------------------------------  ----------   ----------   ----------   ----------   ----------    ----------
         Total Construction                  2,247        1,564          151        8,003        6,303           607

     Real Estate & Housing                     219          285           27          770          921            89
     Infrastructure Operations                 222          179           17          766          557            54
     Alsur                                      72           34            3          283          201            19
---------------------------------------  ----------   ----------   ----------   ----------   ----------    ----------
         Total Other Segments                  513          497           48        1,819        1,678           162

Operating Income                              (923)          27            3         (778)         149            14

     Civil Construction                       (788)         (77)          -7         (826)        (293)          -28
     Industrial Construction                    58           50            5          197          371            36
     CPC-RODIO                                 (58)         (60)          -6         (147)         (14)           -1
---------------------------------------  ----------   ----------   ----------   ----------   ----------    ----------
         Total Construction                   (788)         (88)          -8         (776)          64             6

     Real Estate & Housing                    (219)          27            3         (305)         (21)           -2
     Infrastructure Operations                 190           91            9          296          109            11
     Alsur                                    (106)          (3)           0            7           (3)            0
---------------------------------------  ----------   ----------   ----------   ----------   ----------    ----------
         Total Other Segments                 (135)         115           11           (2)          85             8

Operating Margins                            -33.5%         1.3%                     -7.9%         1.9%

     Civil Construction                     -156.4%       -27.2%                    -35.8%       -31.2%
     Industrial Construction                   4.4%         5.7%                      5.0%         9.7%
     CPC-RODIO                               -13.5%       -15.0%                     -8.5%        -0.9%
---------------------------------------  ----------   ----------                ----------   ----------
         Total Construction                  -35.1%        -4.2%                     -7.9%         0.8%

     Real Estate & Housing                   -99.9%         9.5%                    -39.6%        -2.3%
     Infrastructure Operations                85.6%        50.9%                     38.6%        19.7%
     Alsur                                  -147.9%        -9.5%                      2.6%        -1.5%
---------------------------------------  ----------   ----------                ----------   ----------
         Total Other Segments                -26.4%         5.6%                      0.0%         1.1%







Consolidated Balance Sheet
                                                                                   (Millions of Constant Pesos)
Consolidated Balance Sheet                                                               As of December 31
                                                                                     2001                 2002
----------------------------------------------------------------------------------------------------------------------
Assets

Cash and Cash Equivalents                                                            3,659                2,888
Trade and Contract Receivables                                                       2,272                1,743
Inventories                                                                          1,597                1,353
Other Receivables                                                                    1,919                  606
Other Current Assets                                                                   214                  112
----------------------------------------------------------------------------------------------------------------------
     Total Current Assets                                                            9,661                6,701
Investment in Concessions, Affiliated Companies and
Long-Term Receivables                                                                5,577                4,783
Property, Plant and Equipment Net                                                    2,282                1,323
Other Assets                                                                         1,091                1,355
----------------------------------------------------------------------------------------------------------------------
     Total                                                                          18,611               14,162

Liabilities and Stockholders' Equity
Accounts Payable                                                                     1,283                1,038
Current Debt                                                                         1,950                1,123
Other Current Liabilities                                                            5,707                3,903
----------------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                                       8,941                6,064
Long-Term Debt                                                                       3,931                3,938
Other Noncurrent Liabilities                                                           352                  316
----------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                   13,224               10,317
Stockholders' Equity                                                                 5,387                3,845
----------------------------------------------------------------------------------------------------------------------
     Total                                                                          18,611               14,162


Current Ratio.............................................................               1.08                 1.11
Cash/Current Debt.........................................................               1.88                 2.57
Total Debt................................................................              5,881                5,061
Net Interest Coverage (EBITDA/Net Interest)...............................              (1.19)                1.22
Leverage (Total Liabilities/Equity).......................................               2.45                 2.68
Leverage (Debt/Equity)....................................................               1.09                 1.32


                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2003


                                             Empresas ICA Sociedad Controladora,
                                              S.A. de C.V.

                                             /s/ JOSE LUIS GUERRERO
                                             ----------------------
                                             Name: Dr. Jose Luis Guerrero
                                             Title:  Vice President, Finance